September 27, 2019

Phillip J. Ahn
Chief Financial Officer and Chief Operating Officer
B. Riley Financial, Inc.
21255 Burbank Blvd, Suite 400
Woodland Hills, California 91367

       Re: B. Riley Financial, Inc.
           Registration Statement on Form S-3
           Filed September 23, 2019
           File No. 333-233907

Dear Mr. Ahn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Sara L. Terheggen